December 13, 2019

Bradley M. Rust
Executive Vice President and Chief Financial Officer
German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546

       Re: German American Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-15877

Dear Mr. Rust:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance